Proskauer Rose LLP

September 28, 2010

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re: GNC Acquisition Holdings Inc. Registration Statement on Form S-1

Ladies and Gentlemen:

On behalf of GNC Acquisition Holdings Inc. (the “Company”), pursuant to the provisions of the Securities Act of 1933, as amended, and Rule 101(a) of Regulation S-T, we are transmitting in electronic format for filing a Registration Statement on Form S-1 covering a securities offering of the Class A common stock of the Company, par value $0.001 per share, in connection with the Company’s proposed initial public offering.

Please note that a fee payable to the Securities and Exchange Commission (the “Commission”) in the amount of $24,955.00 in payment of registration fees has been wired to the Commission’s account pursuant to Section 13(c) of Regulation S-T.

If you have any questions regarding this transmittal, please contact the undersigned at (310) 284-5607.

Very truly yours,

/s/ Philippa M. Bond
Philippa M. Bond, Esq.
of Proskauer Rose LLP

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